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[redacted]

13014179

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fennebresque & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 South Caldwell Street, Suite 755
(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John C. Fennebresque, Jr. 704 295.8902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – if individual, state last, first, middle name)

6525 Morrison Boulevard, Suite 500	Charlotte	NC	28211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- O Public Accountant
- O Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

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OATH OR AFFIRMATION

I, John Fennebresque, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fennebresque & Co., LLC, as of January 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
O (c) Statement of Income (Loss).
O (d) Statement of Changes in Financial Condition.
O (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
O (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
O (g) Computation of Net Capital.
O (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
O (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
O (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
O (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
O (m) A copy of the SIPC Supplemental Report.
O (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FENNEBRESQUE & CO., LLC

(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

TABLE OF CONTENTS

DIXON HUGHES GOODMAN LLP
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Fennebresque & Co., LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Fennebresque & Co., LLC, (the "Company"), as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

6525 Morrison Boulevard, Suite 500, Charlotte, NC 28211 | T 704.367.7020 | F 704.367.7760 | dhgllp.com

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Fennebresque & Co., LLC as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
February 28, 2013

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

[redacted]

ASSETS

Cash		92,497
Accounts receivable		37,690
Prepaid expenses		7,757
Other assets		3,068
Equipment, at cost, less accumulated depreciation of $5,698		16,673
Total assets	**$**	**157,685**

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses		13,298
Total liabilities		13,298
MEMBER'S EQUITY		144,387
Total liabilities and member's equity	**$**	**157,685**

The accompanying notes are an integral part of these financial statements.

FENNEBRESQUE & CO., LLC
(a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Confidential Treatment Requested)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Business activity and regulation

Fennebresque & Co., LLC ("the Company") began operations on January 3, 2008 and is a Delaware limited liability company that provides investment banking advisory services to private equity groups and middle market companies, with a general focus on companies with at least $10 million of revenue and $3 million of earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company is a licensed broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Fennebresque & Co. Holdings, LLC, ("Holding Company") whose only assets are its ownership interests in the Company.

The Company is registered with FINRA as a limited broker dealer participating in mergers and acquisitions, private placements of securities and other investment banking services. The Company operates pursuant to the (k)(2)(i) exemptive provision of the Securities and Exchange Commission ("SEC") Rule 15c3-3 and will not hold clients' funds or securities, nor directly offer any securities products to related customers. The Company is registered according to the $5,000 net capital provisions of SEC Rule 15c3-1 because of its limited nature. The Company will only conduct institutional business and will not have a retail client base.

Cash

The Company considers all short-term non-equity investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with financial institutions that are federally insured.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. Accounts receivable from customers include out-of-pocket expenses that are incurred by and reimbursable to the Company. The allowance for doubtful accounts is based on the Company's prior experience of collections and existing economic conditions. At December 31, 2012, management has deemed that no allowance is considered necessary.

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over the assets' estimated useful lives from 5 to 10 years.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, Continued

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the member in accordance with the operating agreement and is reflected in the member's income taxes; accordingly, the accompanying financial statements do not reflect a provision or liability for federal and state income taxes. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2012. Fiscal years ending on or after December 31, 2009 remain subject to examination by federal and state tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's ("SEC") uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital as defined by the Rule, shall not exceed 15 to 1.

As of December 31, 2011, the Company had net capital of $79,199 under Rule 15c3-1, which was $74,199 in excess of its required net capital of $5,000.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company has an obligation under an operating lease for its primary office space. During 2012, the Company moved to a new primary location with a sublease. The term of the new lease is 44 months. Future obligations under this lease are as follows:

2013	$ 37,178
2014	38,293
2015	39,442
2016	13,409
	$ 128,322

NOTE 4 –CONCENTRATIONS

During 2012, the Company earned approximately 63% of total revenue from three clients. At December 31, 2012, two of these clients accounted for 95% of the Company's net accounts receivable.

NOTE 5 - SUBSEQUENT EVENTS

The Company evaluated the effect subsequent events would have on the financial statement through February 28, 2013, which is the date the financial statement was available to be issued.